via edgar	April 9, 2014
Re:	Trunkbow International Holdings Limited

Amendment No. 2 to Schedule 13E-3

Filed on February 24, 2014

File No. 005-86044

Geoff Kruczek Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Kruczek:

Trunkbow International Holdings Limited (the “Company”) is hereby responding to the comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 4, 2014. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the response of the Company.

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1.	We note from the Form 12b-25 filed today that you do not intend to file an annual report on Form 10-K for your fiscal-year ended December 31, 2013 due to the pending shareholder vote. Please tell us how this is consistent with Question 151.01 of our Exchange Act Rules Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

The Company is cognizant of its obligations to file the annual report on Form 10-K as required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as well as Question 151.01 of the Exchange Act Rules Compliance and Disclosure Interpretations. The Company is applying for a waiver exempting the Company from the obligation to file the annual report on Form 10-K for the year ended December 31, 2013 (the “2013 Annual Report”) for the following reasons:

(i)	In connection with the previously announced merger with Trunkbow International Merger Sub Limited (the “Merger”), the Company filed a definitive proxy statement on Schedule 14A on March 10, 2014 (the “Proxy Statement”), which includes the Company’s unaudited financial information for the quarter ended September 30, 2013, the management projections for the full year of 2013 (based on the Company’s unaudited financial information for the three quarters ended September 30, 2013 and management estimates for the quarter ending December 31, 2013) and the management projections for 2014 to 2018 and the assumptions underlying such projections. In addition, the Company filed a supplement to the proxy statement on Schedule 14A on April 7, 2014 (the “Supplement”) in connection with the proposed settlement of litigations described therein, which provides additional detailed information about the assumptions in the management projections. Therefore, the Company believes that the Proxy Statement and the Supplement have provided the investors with reasonably current financial information of the Company to the extent practicable and would enable the investors to make informed decisions regarding the trading of shares of Company common stock and the approval of the Merger.

(ii)	As disclosed in the Proxy Statement, the Company will convene a special meeting of stockholders at 10:00 a.m., Beijing time, on April 14, 2014. According the latest voting results of the Company’s stockholders, the Company has received the requisite stockholder approvals for the Merger, including the affirmative vote of the holders of a majority of the outstanding shares of Company common stock (excluding the shares of Company common stock held by Dr. Wanchun Hou and Mr. Qiang Li and their respective affiliates). As disclosed in Form 12b-25 filed by the Company on April 4, 2014, the Company plans to close the Merger on or about April 14, 2014 by filing the articles of merger with the Secretary of State of the State of Nevada and then immediately delist its shares of common stock from NASDAQ. The Company has apprised NASDAQ of the above timetable and requested NASDAQ to file a Form 25 immediately after the closing of the Merger. The Company also expects to file with the Commission on or about April 24, 2014 to deregister its shares of common stock under the Securities Exchange Act of 1934, as amended, and to suspend its obligations to file periodic reports with the Commission. The Company believes that a smooth closing of the Merger in accordance with the abovementioned timetable that has been publicly disseminated to the Company’s stockholders is in the best interests of the Company and its stockholders.

(iii)

The Company is aware of the value of annual reports for the stockholders to understand the business operations and financial results of the Company and the accompanying impact on the trading prices of its shares of common stock. The Company believes that the trading price of its shares of common stock following the filing by the Company of the Proxy Statement on March 10, 2014 primarily reflects the perceived certainty of the closing of the Merger. As disclosed in the Proxy Statement, Duff & Phelps, LLC, the independent financial advisor to the special committee of the board of directors of the Company, rendered a fairness opinion in connection with the merger consideration of US$1.46 per share to be received by the Company’s stockholders (other than holders of excluded shares).  Furthermore, based on the management’s experience in the preparation of annual reports for previous years, it is estimated that it will take the Company’s independent registered accounting firm two to three months to complete the audit of the Company’s 2013 financial statements, which is substantially later than the proposed closing date of the Merger. Therefore, the Company is of the view that the 2013 Annual Report would provide very limited value, if any, to the stockholders at this stage assuming the closing of the Merger occurs on or about April 14, 2014.

The Company hereby requests a waiver exempting the Company from the obligation to file the 2013 Annual Report.

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Thanks you for your consideration. Please contact me if you have any questions regarding the forgoing matters.

Very truly yours,

Trunkbow International Holdings Limited

By: /s/ Qiang Li

Name: Qiang Li

Title: Chief Executive Officer